Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results of Share Consolidation

St Helier, June 27, 2017: Caledonia Mining Corporation Plc (the "Company") announces that following the approval by shareholders at the annual general meeting of the Company held on Monday, June 19, 2017 of the share consolidation and the purchase of fractional entitlements to post-consolidation common shares of the Company (the "Common Shares") and the fixing of the "Effective Time" for the consolidation, being the time that the board of directors of the Company was authorised by the shareholders to determine as the time for the consolidation to occur, the Company's share consolidation became effective at 5pm (Eastern Time) on June 26, 2017.

The Company's issued share capital as at 7am (UK time) on June 27, 2017 consisted of 10,552,167 Common Shares (of which 3,406,082 are represented by depositary interests in Common Shares that are traded on AIM (the "Depositary Interests")). There are no shares held in treasury. The total number of voting rights in the Company is therefore 10,552,167 and this figure (subject to the announcement of the final issued share capital of the Company, as mentioned below) may be used by shareholders as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Due to the purchase and cancellation of fractional entitlements held through Cede & Co and CDS & Co in North America, the process of the consolidation will not be finalised for approximately a further 48 hours.  Following this, a further announcement will be made to confirm the final issued share capital of the Company which is expected to occur on June 30, 2017.

The CUSIP number in respect of the post-consolidation Common Shares is G1757E113 and the ISIN code in respect of the post-consolidation Depositary Interests is JE00BF0XVB15.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com